Exhibit 99.2

AGENDA AND EXPLANATORY NOTES

EXTRAORDINARY GENERAL MEETING OF AFFIMED N.V.

to be held on Thursday October 10, 2024, starting at 13:00 hrs. (CET), at the offices of

De Brauw Blackstone Westbroek N.V., Burgerweeshuispad 201, 1076 GR

Amsterdam, the Netherlands (the “EGM”)

Agenda

1.	Opening	Non-Voting

2.	Appointment of Mr. Shawn Leland as a managing director	Voting item

3.	Approval of an addendum to the Remuneration Policy for the Management Board in respect of Mr. Shawn Leland	Voting item

4.	Closing	Non-Voting

Explanatory Notes to the Agenda

1	Opening

2	Appointment of Mr. Shawn Leland as managing director

In accordance with Affimed N.V.’s (“Affimed” of the “Company”) articles of association and the Dutch Civil Code, the Company’s supervisory board (the “Supervisory Board”) proposes to appoint Mr. Shawn Leland as member of the Company’s management board (the “Management Board”), for a term starting on the date of the EGM, and ending at the end of the annual general meeting of shareholders to be held in 2026, which is the second calendar year after the year of appointment.

The Supervisory Board has made a binding nomination for the appointment of Mr. Leland as member of the Management Board. Subject to his appointment at this EGM, Mr. Leland will be designated as Chief Executive Officer and chairman of the Management Board. Dr. Andreas Harstrick, who has been serving as acting CEO since January 2024 will continue in his position as Chief Medical Officer (CMO).

Mr. Leland, born on 9 December 1983, is a US national. He is an accomplished pharmaceutical and biotechnology professional with more than 15 years of experience in the industry. Mr. Leland has a proving record in successfully advancing the development of novel oncology assets, raising substantial capital for several biotech companies, negotiating major global licensing agreements, and establishing strategic partnerships. Most recently, Mr. Leland was the Interim CEO and Board Director of ForeBio, where he guided the company through a phase 2 study with registrational intent and closed a USD 75 million Series D financing round. In July 2019, Mr. Leland founded Elevation Oncology and initially took on the roles of Chief Business Officer and Board Director, later transitioning to CEO until January 2023. During his tenure, the company advanced multiple novel targeted oncology assets and raised over USD 200 million in capital, including a USD 100 million IPO. From 2017 – 2019, Mr. Leland was Head of Business Development at Verastem Oncology and from 2013 – 2017, he held a similar position at Argos Therapeutics. In these positions, he played a pivotal role in shaping each company’s corporate development strategy, leading multiple partnerships and licensing transactions. Mr. Leland began his career with ARIAD Pharmaceuticals and Eli Lilly, where he gained valuable experience in the pharmaceutical and biotechnology section. Mr. Leland holds a PharmD from Albany College of Pharmacy.

With due observance of and subject to the approval of the addendum to the remuneration policy for the Management Board (the ‘’Remuneration Policy’’) under agenda item 3, the remuneration of Mr. Leland will be determined in line with the Remuneration Policy. Below is an overview of the most important elements of Mr. Leland’s employment agreement, including the remuneration package for Mr. Leland.

Fixed annual salary:	USD 695,000 gross

Variable compensation (cash bonus):	Target of 60% of the fixed annual salary

Sign-on compensation:	USD 60,000 gross and an equity award under Affimed’s equity incentive award plan representing the right to purchase 405,000 shares of the Company’s common stock

Subsequent equity award:	Subject to continued employment, in the first quarter of 2025, an equity award under Affimed’s equity incentive award plan representing the right to purchase such number of shares that, together with the sign-on equity award set out above, represents 4.25% of the post-dilution share capital taking into account the issued and outstanding capital of the Company at that time and with due observance of this subsequent equity award

Pension and other benefits:	(i) eligibility to participate in Affimed Inc.’s 401(k) plan, (ii) medical and dental coverage through the Affimed employee benefit plan and (iii) Consolidated Omnibus Budget Reconciliation Act (COBRA) health benefits for a period of 18 months

Long-term equity incentive:	Participation in Affimed’s equity incentive award plan

Severance:	150% of the then current fixed annual salary and pro-rated variable compensation

Change of control payment:	Upon termination within 6 months following a change of control, 150% of the then current fixed annual salary and variable compensation

Post-termination restrictive covenants:	Non-competition covenant and non-solicitation covenant until 6 months after agreement has ended

Termination notice period:	Not less than 45 days for both parties

The severance compensation set out above (i.e., 150% of the then current fixed annual salary and pro-rated variable compensation) is subject to adoption of agenda item 3.

3	Approval of an addendum to the Remuneration Policy for the Management Board in respect of Mr. Shawn Leland

In connection with the proposed appointment of Mr. Shawn Leland as set out in agenda item 2, the Supervisory Board proposes to approve an addendum to the Remuneration Policy in respect of Mr. Shawn Leland.

The Remuneration Policy was adopted and approved by the general meeting at the annual general meeting of the Company held on 22 June 2022. Pursuant to Clause 7 of the Remuneration Policy, the severance compensation shall be in line with relevant market practices and shall not exceed 100% of the managing director’s annual base salary, increased with the average variable compensation as referred to in Clause 4 (the ‘‘STI Variable Compensation’’) of the Remuneration Policy over the last full three years, or if the term of office of the managing director is shorter than three years, the average received STI Variable Compensation over the shorter period. Mr. Leland’s remuneration package includes severance arrangements which are in line with the practice for US listed biotech firms, however these are not in line with Clause 7 of the Remuneration Policy.

The additional terms under this addendum are intended to enable the Company to provide Mr. Leland market practice severance compensation. Under the terms of this addendum, Mr. Leland may be offered, in the event of Mr. Leland’s termination without cause or in case Mr. Leland terminates for good reason (good reason will have the meaning given to such term in the Mr. Leland’s employment agreement), a lump sum severance payment within 45 days of his termination of employment equal to 150% of Mr. Leland’s then current base salary and pro-rated STI Variable Compensation.

The Supervisory Board believes it is in the interest of the Company to be able to offer Mr. Leland a competitive remuneration package including market practice severance arrangements. The Supervisory Board therefore, upon a proposal thereto by the Company’s compensation committee, considers it desirable to propose the approval of an addendum to the Remuneration Policy, so that, insofar as the remuneration to be awarded to Mr. Leland would fall within the limits of the proposed addendum, but would otherwise be inconsistent with the Remuneration Policy, it will fall within the scope of the Remuneration Policy if the addendum has been approved.

This addendum applies to Mr. Leland only, and does not affect the remuneration of the other members of the Management Board. The resolution set out in this agenda item 3 is subject to the adoption by the general meeting of the resolution set out under agenda item 2.

4	Closing

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